Silver Dragon Resources Inc. 5160 Yonge Street, Suite 803 Toronto, Ontario, M2N 6L9, Canada Tel.:(416) 223-8500 Fax: (416) 223-8507 Homepage: www.silverdragonresources.com

March 21, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington D.C. 20549-7010

Attention: H. Roger Schwall, Assistant Director

Re:        Silver Dragon Resources, Inc.
Registration Statement on Form SB-2
Filed January 29, 2007
File No. 333-140295

Dear Mr. Schwall,

On January 29, 2007, Silver Dragon Resources, Inc. (the "Company") filed a registration statement on Form SB-2 (the "Form SB-2") with the United States Securities and Exchange Commission (the "SEC"). On February 26, 2007, the Staff of the SEC (the "Staff") issued the Company a letter (the "Comment Letter") setting forth comments to the Form SB-2.

The numbered responses set forth below contain each of the Staff’s comments in total, set off in bold type, and correspond to the numbered comments contained in the Comment Letter. The Company has filed Amendment No. 1 to Form SB-2 in order to address the Staff’s comments.

In connection with our response to the Staff’s comments, we hereby acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Company’s filings; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

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Registration Statement on Form SB-2

General

1.     We note that the company’s annual report on Form 10-KSB for the fiscal year ended December 31, 2005 is currently being reviewed by our Staff. Please note that we will not be in a position to declare the pending registration statement on Form SB-2 effective until all comments have been addressed, including those issued on the Form 10-KSB.

Response: The Company responded to all comments issued regarding the Form 10-KSB by filing Amendment No. 1 to Form 10-KSB on March 16, 2007. Amendment No. 1 to Form SB-2 filed herewith reflects changes made to Form 10-KSB.

Signatures

2.     Please provide the signature of the company’s controller or principal accounting officer.

Response: We have included the signature of our acting Chief Accounting Officer, Mr. Kirk Boyd.

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If you have any questions regarding the above, please contact our counsel, Gil I. Cornblum, Esq. at Phone: (416) 367-7373 /Fax: (416) 367-7371.

Very truly yours,

/s/ Marc Hazout
Chief Executive Officer